INNERSCOPE ADVERTISING AGENCY, INC.

2281 Lava Ridge Court, Suite 130

Roseville, CA 95661

July 15, 2016

United States Securities and Exchange Commission

100 F. St. NE

Washington, D.C. 20549

Attn: Greg Dundas

Re:	InnerScope Advertising Agency, Inc.
Registration Statement on Form S-1
Filed February 2, 2016
File No. 333-209341

RE: Request for Accelerated Effectiveness of Registration

Dear Mr. Dundas:

InnerScope Advertising Agency, Inc. hereby requests its registration statement on Form S-1, File No. 333-209341 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration statement be made effective on July 18, 2016, at 2 p.m. EST, as assumed or thereafter as practical.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, is declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INNERSCOPE ADVERTISING AGENCY, INC.

/s/ Matthew Moore

Matthew Moore

President